Exhibit 99.5

FOR IMMEDIATE RELEASE

                                                                   June 27, 2006
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


   Advantest Issues Stock Option (Stock Acquisition Rights) to Employees, etc.

Tokyo -June 27, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to issue stock options in the form of stock acquisition rights pursuant to Articles 236, 238 and 239 of the Company Law and a shareholders resolution at the 64th annual general meeting of shareholders under the terms set forth below.


1.  Date of allocation           July 12, 2006
2.  Number of stock acquisition  6,140
    rights allocated
3.  Issuance price               No consideration.
4.  Class and total number of    614,000 shares of common stock of Advantest
    shares underlying the stock  Corporation(each stock acquisition right shall
    acquisition rights           be exercisable for 100 shares)
5.  Total subscription price to  To be determined as of July 12, 2006 be paid upon exercise of
    each stock acquisition right
6.  The total value of all       To be determined as of July 12, 2006
    shares (newly issued shares
    or treasury shares) issued
    or delivered upon the
    exercise of stock acquisition
    rights
7.  Exercise period of the       Between April 1, 2007 and March 31, 2011
    stock acquisition rights
8.  Matters concerning the       (a)  The amount of capital increased by the
    amount of capital and the    issue of the shares upon exercise of the
    additional paid-in capital   shall be the amount equal to one-half
    increased by the issuance of of the maximum limit of capital increase, shares upon exercise of the as calculated in accordance with Article 40,
    stock acquisition rights     Paragraph 1 of the Company Accounting
                                 Regulation (kaisha keisan kisoku), and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up


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                                 to the nearest one (1) yen (to be determined as
                                 of July 12, 2006).
                                 (b) The amount of additional paid-in capital
                                 increased by the issue of the shares upon
                                 exercise of the stock acquisition rights shall
                                 be the amount obtained by subtracting the
                                 capital to be increased, as provided in the
                                 sub-paragraph (a) above, from the maximum
                                 limit of capital increase, as also provided in
                                 the sub-paragraph (a) above.
9.  The number of employees      Executive officers and employees of the Company
    receiving stock acquisition  and directors and employees of its domestic
    rights                       and overseas subsidiaries, totaling 204




For Reference


(1)   The date of the meeting    May 26, 2006
      of the Board of Directors
      setting the date for the
      annual general meeting
      of shareholders

(2)   Date of the resolution      June 27, 2006
      made pursuant to the
      annual general meeting
      of shareholders



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